ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

082-03827

PTTEP No. 1.910/ 204 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

June 15, 2007

President
The Stock Exchange of T[redacted]
62 Ratchadapisek Road, l
Bangkok 10110

07024631

SUPPL

Dear Sir,

Subject: Baht 12,500 Million Debentures Issuance

Reference is made to PTT Exploration and Production Public Company Limited's or PTTEP's resolution of the 2007 General Shareholders' Meeting, regarding the approval to issue and offer debentures denominated in Baht and/or other currencies for the amount up to Baht 50,000 million.

PTTEP wishes to announce that on June 15, 2007 the Company has completed the transaction of issuing three tranches of unsecured and unsubordinated debentures to retail investors and institutional investors in the total amount of Baht 12,500 million, details as follows:

	Tranche 1	Tranche 2	Tranche 3
Aggregate notes amount	6,000	3,500	3,000
Tenor	3 years	5 years	15 years NC5*
Interest rate	3.60 % per annum	3.91 % per annum	5.13 % per annum
Maturity date	June 15, 2010	June 15, 2012	June 15, 2022
Types of offering	Retail Investor	Retail / Institutional investor	Institutional Investor

PTTEP has appointed Bangkok Bank Public Company Limited, Kasikornbank Public Company Limited, the Siam Commercial Bank Public Company Limited, and Barclays Capital Securities (Thailand) Limited as the underwriters for the issuance. The debentures have been rated AAA by TRIS Rating.

Yours sincerely,

6/25

END

Maroot Mrigadat
President

* NC5 (Non Call 5 years) = PTTEP has a right to redeem such debentures in Year 5 or the Year 2012